 SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of

 1934

July 04, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc

(Registrant's name)

 15 Adam Street

London, England WC2N 6LA

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F

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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X

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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X

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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the

Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of

1934.]

Yes                  No X

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Appointment of Angie Risley as Non-Executive Director and Chairman Elect of the Remuneration Committee

4 July 2017

Smith & Nephew (LSE: SN, NYSE: SNN), the global medical technology business, announces that Angie Risley is to join its Board as Non-Executive Director and Chairman Elect of the Remuneration Committee on 18 September 2017.  It is intended that Angie Risley will assume the role of Chairman of the Remuneration Committee at the Annual General Meeting to be held in 2018 on the retirement of Joseph Papa from the Board.

 Roberto Quarta, Chairman of Smith & Nephew, commented:

"Angie Risley is a well-regarded FTSE 100 Human Resources Director and a proven Non-Executive Director and Remuneration Committee Chairman with experience of a wide range of different sectors, including a regulated environment. I am certain that she will be a great addition to our Board and provide effective leadership to our Remuneration Committee when Joe Papa steps down next year."

Angie Risley is currently Group HR Director of J Sainsbury plc and has previously held similar senior roles at Whitbread PLC and Lloyds Banking Group plc. She is also a Non-Executive Director of Sainsbury's Bank Board. She is currently Chairman of the Remuneration Committee of Serco Plc where she will shortly be stepping down. Previously, she has held similar positions at Arriva plc and Biffa plc.

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment. Ms Risley's fees will be £63,000 cash plus £5,135 in Smith & Nephew shares per annum, in-line with current Non-Executive Directors.

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Enquiries

Investors Ingeborg Oie Smith & Nephew	+44 (0) 20 7401 7646
Media Charles Reynolds Smith & Nephew	+44 (0) 1923 477314
Ben Atwell / Matthew Cole FTI Strategic Consulting	+44 (0) 20 3727 1000

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management ,Sports Medicine and Trauma & Extremities, Smith & Nephew has around 15,000 employees and a presence in more than 100 countries. Annual sales in 2016 were almost $4.7 billion. Smith & Nephew is a member of the FTSE 100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊ Trademark of Smith & Nephew.  Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: July 04, 2017
By: /s/ Susan Swabey
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